FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           FOR THE 2ND OF AUGUST 2006

                                  MSYSTEMS LTD.
                  (Translation of registrant's name in English)

                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F      X                          Form 40-F
                          -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                                        No     X
                      ---------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-_________________.

THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENTS ON FORM S-8 AND FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-127467 AND REGISTRATION NO. 333-126774, RESPECTIVELY).



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         On July 30, 2006, msystems Ltd. ("msystems") entered into an Agreement and Plan of Merger with SanDisk Corporation ("SanDisk") and Project Desert Ltd., a wholly-owned subsidiary of SanDisk ("MergerSub"), pursuant to which, on the terms and subject to the conditions set forth in the agreement, (i) MergerSub would merge with and into msystems and, as a result, msystems would become a wholly-owned subsidiary of SanDisk, and (ii) at the effective time of the merger, each ordinary share of msystems outstanding will be converted into the right to receive 0.76368 of a share of SanDisk common stock.

         Consummation of the proposed merger is subject to closing conditions, including (among others) receipt of a vote in favor of the merger from the requisite percentage of msystems' security holders, receipt of approval for the merger from an Israeli court, receipt of requisite regulatory approvals and the expiration of requisite waiting periods under antitrust laws.

         In the merger agreement, msystems agreed that it would not (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into negotiations or an agreement concerning, or furnish information to facilitate, any proposals for alternative business combination transactions.

         Each party has certain rights to terminate the merger agreement. If the merger agreement is terminated under certain circumstances (including if it is terminated by msystems in order to accept a superior acquisition proposal), msystems has agreed that it will pay SanDisk a termination fee of $74 million. If the merger agreement is terminated under certain circumstances as a result of not receiving antitrust approvals, SanDisk has agreed that msystems will have the option of requiring SanDisk to make an investment in msystems by purchasing from msystems a number of msystems ordinary shares equal to up to 9.9% of the number of ordinary shares outstanding on the date of termination of the merger agreement, at a per share purchase price equal to the greater of (A) $38.15 and
(B) the average closing price of msystems ordinary shares for the five consecutive trading days ending on the date of such termination.

         Concurrently with the execution of the merger agreement, all of the directors and certain executive officers of msystems entered into voting undertakings with SanDisk, pursuant to which such individuals committed to vote their msystems shares in favor of the merger. Pursuant to the voting undertakings, these individuals also agreed that if the merger agreement is terminated under certain circumstances and such individuals subsequently receive consideration for their msystems shares in an alternative business combination transaction, then those individuals will pay to SanDisk 50% of the excess, if any, of the value of the consideration they received in such alternative business combination transaction over the value of the SanDisk shares that they would have received in the proposed merger (with the SanDisk shares being valued as of the date the merger agreement was terminated).

          Copies of the merger agreement and of the form of voting undertaking are attached as exhibits hereto. The foregoing description of such agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements. However, readers are cautioned that the copy of the merger agreement included with this document is not intended to provide

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security holders with information concerning the condition (financial or otherwise) of any of the parties to the merger agreement. Specifically, although the merger agreement contains various representations and warranties of the parties, those representations and warranties were negotiated between the parties with the principal purpose of providing the conditions under which they would remain obligated to proceed with the merger in the event circumstances differ from those stated in the representations and warranties (subject to the disclosures and other qualifications that have been negotiated in the merger agreement). Accordingly, readers should not look to or rely on such representations and warranties for information about the parties to the merger agreement.

         msystems expects to disseminate to its security holders a proxy statement in connection with the meeting at which msystems' security holders will be asked to approve the proposed merger. msystems' security holders are urged to read the proxy statement, when it becomes available, because it will contain important information. msystems' security holders will also be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC's website at http://www.sec.gov. Such proxy statement (when it becomes available) may also be obtained by msystems' security holders for free from msystems' investor relations, 7 Atir Yeda, Kfar Saba 44425 Israel (+972-9-764-5000). msystems and its directors and executive officers may be soliciting proxies from msystems' security holders in connection with the proposed merger. A description of certain interests that msystems' directors and executive officers may have in the merger will be available in the proxy statement.

Exhibits:

1. Agreement and Plan of Merger, dated as of July 30, 2006, by and among msystems Ltd., SanDisk Corporation and Project Desert Ltd.

2.              Form of Voting Undertaking









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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  MSYSTEMS LTD.
                                    ----------------------------------------
                                                  (Registrant)

Date:  August 2, 2006              By:          /s/ Donna Gershowitz
       ---------------------           -------------------------------------
                                                  Donna Gershowitz
                                                 VP, General Counsel